UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for April, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | BUSINESS UPDATE, PRODUCTION AND SALES METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2020**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

BUSINESS UPDATE, PRODUCTION AND SALES METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2020

OPERATIONS SAFETY UPDATE

The safety and wellbeing of our employees and service providers remains our top priority. Sasol management is disheartened by the tragic fatality suffered by a service provider at our Secunda operations on 7 April 2020. An internal incident investigation, in collaboration with the service provider, is well underway to determine the root cause of this incident. The journey towards zero harm and eliminating fatalities remains an imperative for Sasol.

FURTHER UPDATE OF COVID-19 ON GLOBAL OPERATIONS

In relation to the COVID-19 impacts on employees and service providers, Sasol has implemented a range of measures and strict protocols to ensure that employees can continue to perform essential work safely. Detailed COVID-19 response plans are in place for all sites globally, with dedicated task teams closely monitoring and managing the situation in line with relevant local guidance. Fourteen Sasol employees have tested positive for COVID-19 globally, of which nine employees have recovered and the remaining five employees remain in self-isolation and are receiving appropriate support. No employee has tested positive for COVID-19 at our South African operations.

The lockdown in South Africa continues to have a significant impact on fuel demand. Consistent with Sasol's COVID-19 update on 8 April, this has resulted in the phased suspension of production at the Natref refinery and a 25% reduction in production rates at Secunda Synfuels Operations (SSO). Chemicals used in the mining and construction sectors have also seen a reduction in demand, which has necessitated the suspension of production of Sasol's ammonia, nitric acid and chlor-vinyl plants in Sasolburg. Market demand for Sasol's other industrial chemicals has not been significantly impacted and therefore SSO's residual operating capacity is prioritising chemicals production for supply to domestic and export markets. Fuel demand is being closely monitored in light of the two week extension of the lockdown in South Africa.

The COVID-19 situation remains highly dynamic with infection rates varying across Sasol's operating jurisdictions. Sasol's operations offer some flexibility to balance fuels and chemicals output to respond to product demand.

RESPONSE STRATEGY PROGRESS

Sasol has made significant progress in implementing the self-help measures communicated on 17 March 2020 as part of the response strategy to the COVID-19 pandemic and oil price volatility. Most of the financial year 2020 initiatives have already been agreed and are now being implemented. However, savings relating to working capital carry some risk due to higher than expected inventory levels following reduced demand and the weaker exchange rate impact on accounts receivable. For financial year 2021, we have made significant progress and have committed actions in place for more than 80% of the savings target.

The first set of self-help measures announced on 17 March 2020 is being realised mainly by:
- Optimising and reducing cash costs. A wide range of measures have been taken to cut operating costs. Some examples include non-payment of the financial year 2020 short-term incentive scheme to employees, freezing of vacancies and the drastic curtailment of external spend through engagements with suppliers to consider renegotiations on price and reduction in scope of services.
- Significant results realised by re-prioritising capital expenditure following a risk based evaluation.
- Several actions are planned to manage working capital to optimal levels for the Company to the end of financial year 2021 as the disruption associated with COVID-19 is expected to ease.

The ongoing negative demand impact from COVID-19 requires management to consider further self-help measures. These measures are necessary to help protect the Company's balance sheet and liquidity until at least the end of financial year 2021. The Company will implement the following key human capital measures:
- A 20% to 40% reduction in directors' fees.
- A two-part salary sacrifice for the President and Chief Executive Officer (CEO) which entails a donation of 33% of the CEO's salary for three months from May 2020 to the Solidarity Fund set up by the South African government to support the fight against COVID-19, and for the remaining five months to December 2020, a salary sacrifice of 20% will apply.
- Salary sacrifices for the Group Executive Committee and senior leadership members of 20%, and for middle to junior management levels ranging from 15-10%. Salary sacrifices are planned for 8 months, however the duration of the temporary measures will be reassessed against the progress we

make towards our savings targets. Furthermore, no salary increases will be effected in 2020.

In addition we are proactively investigating the opportunity to conduct critical and statutory work during the current period of the lower product demand at SSO, which could allow the maintenance intervention planned for September 2020 to be optimised significantly or even postponed.

In parallel, Sasol has made progress on its expedited review of the business to consider how it can be most effectively positioned to be sustainable in a low oil price environment. Consistent with this approach, the expanded asset disposal process has yielded good interest in relation to a number of assets, despite the macro environment uncertainty. Updates on progress will be provided at the appropriate time.

UPDATE ON FINANCIAL POSITION

Sasol aims to sustain liquidity headroom above US$1 billion for the foreseeable future considering that it has no significant debt maturities before May 2021. The contribution of the suite of self-help measures is key in maintaining this liquidity position with asset disposals remaining essential to reduce Sasol's debt levels. The COVID-19 impact will have a significant negative effect on operating cash flows. The response strategy measures detailed above are necessary to mitigate the impact of reduced demand and much weaker macro-economic indicators on the Company's profitability. The necessity of any additional measures required will be assessed on the basis of the further market developments.

Sasol appreciates the ongoing support from its lending group. The process to secure appropriate adjustments to relevant covenants is underway and a further update will be provided in due course.

We are currently in the process of assessing the impact of lower-for-longer macro-economic assumptions on the value of our assets ahead of the 2020 financial year end process. Details will be provided in our future trading updates.

BUSINESS OUTLOOK

Sasol Mining's full year productivity is expected to range between 1 130-1 180 tons per continuous miner per shift, without taking into account any potential effects of the COVID-19 spread amongst our workforce and the subsequent impact on operations. We have reduced our additional external coal stock purchases by approximately 400 – 600 kilotons for the SSO value chain for the remainder of the financial year, following the recent reduction in both internal and external customer demand. The resultant increase in coal stockpiles will help mitigate potential business continuity risk including the potential impact of the spread of COVID-19 amongst the workforce.

Given the decline in liquid fuels demand following the COVID-19 prevalence, sales volumes are expected to be approximately 50-51 million barrels for financial year 2020. This is based on the current extended COVID-19 lockdown in South Africa, and a phased demand ramp-up after the lifting of the lockdown restrictions. Accordingly, SSO production for the full year is forecasted to decrease to approximately 7,3-7,4 million tons. Chemicals production will be prioritised within the revised SSO operating parameters.

Despite the Lake Charles Chemical Project (LCCP) ramp up continuing in line with expectations for operational performance, further price weakness means that the earnings before interest, taxes, depreciation, and amortisation (EBITDA) contribution from LCCP for financial year 2020 has been revised to a loss of between US$50-US$100 million. This compares to the previous guidance of a positive EBITDA of US$50-US$100 million before the price weakness as a result of the decline in oil prices and the COVID-19 global demand reduction.

Beneficial operations of the Guerbet and Ziegler units remain on track for the end of June 2020 and the LDPE unit, which was planned for the second half of the calendar year 2020, is now targeted to be on-line by the third quarter of calendar year 2020. The acceleration of this timeline will ensure that Sasol captures the additional contribution margin above ethylene, given the current low ethylene prices achieved in the market.

The financial information on which this update is based has not been reviewed and reported on by the Company's external auditors.

PRODUCTION AND SALES METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2020

Sasol has published its production and sales metrics for the nine months ended 31 March 2020 on the Company´s website at www.sasol.com, under the Investor Centre section or via this URL: https://www.sasol.com/investor-centre/financial-reporting/business-performance-metrics

Sasol is hosting a webcast to discuss the business update and production and sales metrics at 15:00 SA on Thursday, 23 April 2020. For participation, please register on the following link: https://www.corpcam.com/Sasol23042020
A replay facility will be available for a period of five days from the date of this announcement.

23 April 2020

Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 April 2020

By: /s/ M M L Mokoka
        Name: M M L Mokoka
        Title: Company Secretary